UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Progressive Gaming International Corporation

Full Name of Registrant
N/A

Former Name if Applicable
920 Pilot Road

Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89119

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Progressive Gaming International Corporation (the “Company” or “PGIC”), needs additional time to complete its Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 2008 to provide sufficient time for the Company’s financial staff and auditors to review the accounting and financial statement disclosures for the Company’s recent financing transactions.

PGIC expects to file its Form 10-Q within the five calendar day period following the prescribed due date, as permitted by Rule 12b-25.

(Attach extra Sheets if Needed)

 PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Heather A. Rollo	702	896-3890
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☑ No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company anticipates that the earnings statement to be reported in its Form 10-Q for the nine months ended September 30, 2008 will reflect a decline in its results of operations between the nine months ended September 30, 2008 and September 30, 2007, respectively, the Company has not yet completed its analysis of the accounting for the Company’s recent financing transactions. Accordingly, the Company is unable to reasonably estimate the results of operations to be reported in the Form 10-Q to which this Form 12b-25 relates.

Progressive Gaming International Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2008	By	/s/ Heather A. Rollo

Heather A. Rollo
Executive Vice President, Chief Financial Officer and Treasurer